CERTIFICATE OF QUALIFIED PERSON

I, Hermanus Jacobus Kriel, Pr. Eng of VBkom Consulting Engineers (Pty) Ltd do hereby certify:

- I am the CEO and Principal mining engineer within the consultancy, with a business address at VBKom House, 95 Lyttelton Road, Clubview, Centurion, 0157, South Africa.
- This certificate applies to the technical report entitled: "Otjikoto Gold Project, NI43-101 Technical report feasibility study, February 2013"
- I am a graduate of the University of Pretoria (B. Eng-Mining, 1994) as well as the University of South Africa (MBL, 2001). I hold a mine managers certificate of competency since 1996, with blasting certificates for both open pit and hard rock underground mining. My relevant experience includes six years with Anglo American in their gold division, six years with SamQuarz in a production manager capacity, six years with the Trans Hex group where I managed 4 mines, seven processing plants and two mining towns. I have been consulting as a qualified and competent mining engineer since 2006. I am a fellow of the South African Institute of Mining and Metallurgy (Membership No. 700595). I am registered as a professional engineer with the engineering Council of South Africa (ECSA No. 20080140)
- My most recent personal inspection of the Property was on 14 November 2012 for one day.
- I am responsible for resource to reserve conversion and shared responsibility with others for the mining portion of the Technical Report, who include:
  - Werner K Moeller, Director, VBKom Namibia Consulting Engineers (Pty) Ltd – Lead Mining Engineer
  - Bertha M Iitana, Mining Engineer, VBKom Namibia Consulting Engineers (Pty) Ltd – Mining Engineer
  - Barend D Human, Mining Engineer, VBKom Consulting Engineers (Pty) Ltd – Mining Engineer
  - Strauss Oosthuizen, Industrial Engineer, VBKom Projects (Pty) Ltd – Project & Risk Manager
- I am independent of B2Gold Corporation as defined by section 1.5
- I have had prior involvement with the Property that is the subject of the Technical Report. The involvement consisted of acting as qualified person for Auryx Gold Corp. in 2011.
- I have read the instrument and the parts of the Technical report that I am responsible for have been prepared in compliance with the Instrument.
- As part of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 15th day of February 2013 at Centurion, South Africa

HJ Kriel *Pr.Eng*
CEO, Principal Mining Engineer
VBKom Consulting Engineers (Pty) Ltd